UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-20045

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

WATSON PHARMACEUTICALS, INC.
EMPLOYEES’ 401(K) PROFIT-SHARING PLAN

As Amended and Restated Effective as of January 1, 2001

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WATSON PHARMACEUTICALS, INC.

311 Bonnie Circle
Corona, CA  92880

Watson Pharmaceuticals, Inc.
Employees’ 401(k) Profit-Sharing Plan

Index to Financial Statements
and Supplemental Schedule

As of December 31, 2002 and 2001
And for the Year Ended December 31, 2002

Report of Independent Auditors

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

Supplemental Schedule*:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Signatures

Index to Exhibits

*All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Employee Benefit Plans Committee of the
Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan (the “Plan”) at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP
Orange County, California
June 16, 2003

Watson Pharmaceuticals, Inc.

Employees’ 401(k) Profit-Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets:
Investments:
Investments, at fair value	$69,630,279	$47,313,712
Loans to participants	1,979,945	1,068,987
Total investments	71,610,224	48,382,699
Contributions receivable:
Company	414,859	333,492
Participant	376,926	436,661
Total contributions receivable	791,785	770,153

Net assets available for benefits	$72,402,009	$49,152,852

The accompanying notes are an integral part of these financial statements.

Watson Pharmaceuticals, Inc.

Employees’ 401(k) Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002
Additions to net assets:
Investment income (loss):
Interest and dividend income	$417,283
Net depreciation in the fair value of registered investment company mutual funds	(6,117,974)
Net depreciation in the fair value of pooled separate accounts	(1,189,922)
Net appreciation in the fair value of Company common stock	43,284
Other	(2,462)
Total investment loss	(6,849,791)
Contributions:
Rollover	18,093,048
Participant	11,669,324
Company	4,783,973
Total contributions	34,546,345

Total additions	27,696,554

Deductions from net assets:
Benefits paid to participants	(4,205,627)
Administrative expenses	(241,770)
Total deductions	(4,447,397)

Net increase	23,249,157

Net assets available for benefits:
Beginning of year	49,152,852
End of year	$72,402,009

The accompanying notes are an integral part of these financial statements.

Watson Pharmaceuticals, Inc.

Employees’ 401(k) Profit-Sharing Plan

Notes to Financial Statements

1.                   General Description of the Plan

The following description of the Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Watson Pharmaceuticals, Inc. and certain subsidiaries (collectively, the “Company”) on January 1, 1988.  The Plan is a defined contribution plan covering substantially all employees of the Company who have met certain eligibility requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Employee Benefit Plans Committee of Watson Pharmaceuticals, Inc.

The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code, as amended (the “IRC”).  Under the IRC, participants are not liable for federal income taxes on employee contributions, Company contributions or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.

Due to the Company’s acquisition of Schein Pharmaceutical, Inc. in 2000, a large number of participants in The Retirement Plan of Schein Pharmaceutical, Inc. and Affiliates (the “Schein Plan”) were enrolled in the Plan effective August 26, 2000.  The underlying net assets in the Schein Plan related to these new participants in the amount of approximately $16,499,000 were transferred into the Plan during the year ended December 31, 2002 subsequent to the receipt of a favorable determination letter from the Internal Revenue Service on July 11, 2002.

Vesting

Participant contributions and related earnings are fully vested immediately.  Participants vest in Company matching contributions at a rate of 33 1/3% each year until fully vested after three years.  Benefits attributable to each participant will become fully vested in all accounts and benefits in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

Contributions

Participants may elect to contribute from 1% to 20% of their total eligible compensation to the Plan, subject to a maximum dollar limitation as defined by the IRC.  The Company contributes 50% of the first 8% of total compensation that a participant contributes to the Plan.  In addition to Company matching contributions, the Company may elect to make discretionary profit sharing contributions.  The Company did not make any profit sharing contributions in the year ended December 31, 2002.

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any and (d) an allocation of account earnings or losses thereon.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants direct the investment of their accounts.  Changes to these investment elections are allowed at any time.

Investment Options

The investment fund options consist of various guaranteed interest accounts, pooled separate accounts, registered investment company mutual funds and a Company stock fund, which are generally described below.

Principal Guaranteed Interest Account – The fund invests in private market bonds, commercial mortgages and mortgage-backed securities.

Principal Money Market Separate Account – The fund primarily invests in high-quality commercial paper.

Principal Government Securities Separate Account – The fund primarily invests in fixed income securities the principal and interest of which are guaranteed by U.S. government or related entities.

Principal Stock Emphasis Balanced Separate Account – The fund invests in other separate accounts of Principal Life Insurance Company, which usually invest from 50-100% of the assets in dynamic aggressive investment accounts and 0-50% in conservative and moderate investment accounts.

Principal Large-Cap Stock Index Separate Account – The fund primarily invests in the common stocks of those companies listed in the Standard & Poor’s 500 Stock Index.

Principal Medium Company Value Separate Account – The fund invests in stocks of medium-sized companies whose stocks prices - relative to their companies’ profits, assets, and other value measures - are lower than average.

Principal Small Company Value Separate Account – The fund invests in stocks of small-sized companies whose stocks are considered undervalued at the time of purchase.

Principal International Stock Separate Account – The fund invests in common stocks of companies located outside the United States, mainly in Western Europe and Asia.

Principal Mid-Cap Stock Index Separate Account – The fund invests in stocks found in the 400 Mid-Cap Stock Index.

American Century Ultra Investment Fund – The fund typically invests at least 90% of assets in equities selected for their appreciation potential.  The majority of these securities are common stocks issued by companies that meet certain standards for earnings and revenue growth.

American Century International Growth Investment Fund – The fund invests primarily in common stocks of foreign companies that meet certain fundamental and technical standards and have potential for capital appreciation.

American Century Value Investment Fund – The fund normally invests at least 65% of assets in U.S. equity securities.  Although it may invest in companies of all sizes, the fund’s overall characteristics are most similar to those in the mid-cap arena.

American Century Small-Cap Value Investment Fund – The fund normally invests at least 65% of assets in equity securities of U.S. companies with small market capitalizations.  It may invest in foreign securities, convertible securities, corporate and government debt and non-leveraged stock index futures contracts.

Vanguard Asset Allocation Fund – The fund allocates assets among common stocks, bonds, and money market instruments.

Vanguard U.S. Growth Fund – The fund invests in common stocks and convertible securities issued by established U.S. companies.

Vanguard Growth & Income Fund – The fund invests at least 65% of assets in securities included in the S&P 500 index.

T. Rowe Price Mid-Cap Growth Fund – The fund normally invests at least 80% of assets in mid-cap common stocks with above average growth potential.

T. Rowe Price Small-Cap Stock Fund – The fund normally invests at least 65% of total assets in stocks of small companies – those with market capitalizations of approximately $1 billion or less.  This includes mostly U.S. stocks, but can include foreign stocks, futures and options.

Company Stock Fund – The fund invests in shares of Watson Pharmaceuticals, Inc. common stock (“Company common stock”).

Participant Loans

Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance.  Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Employee Benefit Plans Committee.  Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence.  The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years.

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant will receive the value of the participant’s vested interest in his or her account in a lump-sum amount or in certain cases, the participant may have the payment transferred to an IRA or another employer qualified plan or, prior to April 2002, the participant may elect to purchase a commercially insured annuity contract for the life of the participant. To the extent an account is vested in the Company Stock Fund, payment of all or part of that amount may be made in shares of Company common stock.  Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for participant contributions, after age 59 1/2.

Forfeitures

Forfeitures may be used to defray the reasonable costs and expenses of administering the Plan.  Any forfeiture in excess of those used to defray costs and expenses shall either be reallocated among participants or used to reduce Company matching contributions and profit sharing contributions, if any.  In 2002, $84,000 of the forfeited nonvested account was used to reduce administrative expenses.  At December 31, 2002, forfeited nonvested accounts totaled approximately $6,000.

Administrative Expenses

All administrative expenses related to the direct management of the Plan’s investments and benefit payments are shared by the Plan and the Company.  Professional fees incurred in connection with the Plan’s annual compliance with ERISA and the Securities and Exchange Commission were paid by the Company.  For the year ended December 31, 2002, the Company paid administrative expenses totaling approximately $125,000 on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.                   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Investments in pooled separate accounts are stated at fair value, based on the net asset value of the composite portfolio.  Net asset value is the fair market value of the securities on the last business day of the Plan year.  Shares of registered investment company mutual funds and common stock are valued at quoted market prices.  Participant loans are valued at the unpaid principal amount of the loan, which approximates fair value.  The guaranteed interest accounts are recorded at fair market value.  The guaranteed interest accounts provide a guaranteed interest rate for various specified periods of time as determined, or allowed, by the Plan.  The rate credited is the rate in effect on the day when each deposit is directed to the account.  The guaranteed interest accounts promise contract value for a benefit event, however, there is a possible market value adjustment when funds are withdrawn prior to their maturity, and thus, are not considered benefit responsive.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The net depreciation and appreciation in the fair value of investments presented in the statement of changes in net assets available for benefits includes both the realized gains or losses and the unrealized depreciation or appreciation on those investments.

Payment of Benefits

Payments to participants are recorded when paid.

3.                   Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2002 and 2001:

	2002	2001

Principal Government Securities Seperate Account	$11,823,026	$4,436,810
Principal Money Market Separate Account	9,272,298	5,664,057
T. Rowe Price Mid-Cap Growth Fund	7,594,372	6,165,926
Principal Large-Cap Stock Index Separate Account	6,775,152	5,817,419
Vanguard U.S. Growth Fund	6,366,882	5,912,593
Principal Guaranteed Interest Account	4,979,494	2,661,245
American Century Ultra Investment Fund	4,708,057	4,363,562
Vanguard Asset Allocation Fund	4,503,709	4,149,347
Company Stock Fund	3,778,975	—

4.                   Related-Party Transactions

Certain Plan investments are shares of pooled separate accounts and guaranteed interest accounts managed by Principal Life Insurance Company, trustee of the Plan.  Therefore, transactions in these shares qualify as party-in-interest transactions for which a statutory exemption exists.  Fees paid by the Plan for the investment management services amounted to approximately $242,000, which have been reflected as administrative expenses on the statement of changes in net assets available for benefits for the year ended December 31, 2002.

5.                   Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has not been amended since receiving the determination letter, and the Company believes the Plan continues to be operated in compliance with the applicable requirements of the IRC.  Accordingly, the Company believes that the Plan is qualified and the related trust is tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.                   Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2002 to the Form 5500:

Total contributions per the financial statements	$34,546,345

Less: Loans transferred in from the Schein Plan	(587,333)

Total contributions per the Form 5500	$33,959,012

Loans transferred in from the Schein Plan are recorded as a reconciling item in the Income and Expenses Statement of the Form 5500; whereas, this amount is included in rollovers on the accompanying statement of changes in net assets available for benefits.

Watson Pharmaceuticals, Inc.

Employees’ 401(k) Profit-Sharing Plan

Schedule H, Line 4I – Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	Principal	Guaranteed Interest Account		$4,979,494
*	Principal	Money Market Separate Account		9,272,298
*	Principal	Government Securities Separate Account		11,823,026
*	Principal	Large-Cap Stock Index Separate Account		6,775,152
*	Principal	Medium Company Value Separate Account		815,324
*	Principal	Stock Emphasis Balanced Separate Account		376,365
*	Principal	Small Company Value Separate Account		552,670
*	Principal	International Stock Separate Account		605,976
*	Principal	Mid-Cap Stock Index Separate Account		898,533
	American Century	Value Investment Fund		668,634
	American Century	Small-Cap Value Investment Fund		688,559
	American Century	Ultra Investment Fund		4,708,057
	American Century	International Growth Investment Fund		1,430,855
	Vanguard Group	Asset Allocation Fund		4,503,709
	Vanguard Group	U.S. Growth Fund		6,366,882
	Vanguard Group	Growth & Income Fund		1,677,653
	T. Rowe Price Funds	Mid-Cap Growth Fund		7,594,372
	T. Rowe Price Funds	Small-Cap Stock Fund		2,113,745
*	Watson Pharmaceuticals, Inc.	Company Stock Fund		3,778,975
*	Participant Loans	Varying maturity dates, interest ranging from 6.25% to 12% per annum		1,979,945
				$71,610,224

*         Party-in-interest for which a statutory exemption exists.

Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.  Cost information may be omitted with respect to participant directed investments.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan
By: WATSON PHARMACEUTICALS, INC. as plan administrator

	By:	/s/ CHARLES SLACIK
Charles Slacik
Executive Vice President – Chief Financial Officer
(Principal Financial Officer)

Dated: June 30, 2003

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Auditors

99.1	Certification of Chairman and Chief Executive Officer

99.2	Certification of Executive Vice President and Chief Financial Officer